

February 4, 2014

<u>Via E-mail</u>
Robert A. Rucker
Chief Executive Officer
Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, Minnesota 55441

> **Re:** **Tile Shop Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 6, 2013**
> **Response dated January 24, 2014**
> **File No. 1-35629**

Dear Mr. Rucker:

We have reviewed your response dated January 24, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2013</u>

<u>Note 11: New Market Tax Credit Entities, page 11</u>

1. We reviewed your response to comment 7 in our letter dated December 27, 2013. Please tell us how and when you intend to derecognize the $4.5 million liability to the "investors" and the basis in GAAP for your accounting. In doing so, tell us:

   - whether the liability will be derecognized over the course of the seven-year recapture period, at the end of the seven-year recapture period or in some other manner and the method of recognition; and

- whether you intend to recognize reductions in the liability as a credit to the carrying value of the property and equipment or as income, and if you intend to recognize amounts derecognized in income, how such income will be classified (e.g. as other income or as income tax benefit).

In addition, tell us any alternative accounting treatments that were considered and rejected and the reasons why. For example, tell us your consideration of recording the cash contribution of the investors as a reduction in the carrying value and depreciable base of the fixed assets at the time the fixed assets are placed in service.

Finally, please disclose your accounting policies regarding your accounting for the liability in future filings.

You may contact Robyn Manuel, Staff Accountant at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3568 or Dietrich King, Special Counsel, at (202) 551-3338 if you have questions regarding any other comments.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief